Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, CHINA – March 18, 2020 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

●	Total net revenues were RMB2,784.1 million (US$[1]399.9 million), an increase of 26.4% year-over-year. Services revenue was RMB1,491.0 million (US$214.2 million), an increase of 21.6% year-over-year.

●	Income from operations was RMB195.9 million (US$28.1 million), a decrease of 14.7% year-over-year. Operating margin was 7.0%, compared with 10.4% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB216.6 million (US$31.1 million), a decrease of 12.3% year-over-year. Non-GAAP operating margin was 7.8%, compared with 11.2% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB140.9 million (US$20.2 million), a decrease of 25.2% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB161.3 million (US$23.2 million), a decrease of 21.4% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB2.42 (US$0.35) and RMB2.36 (US$0.34), respectively, compared with RMB3.29 and RMB3.17, respectively, for the same period of 2018.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB2.77 (US$0.40) and RMB2.71 (US$0.39), respectively, compared with RMB3.59 and RMB3.46, respectively, for the same period of 2018.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Fourth Quarter 2019 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB17,771.8 million, an increase of 47.6% year-over-year.

●	Distribution GMV[7] was RMB1,448.8 million, an increase of 29.5% year-over-year.

●	Non-distribution GMV[8] was RMB16,323.0 million, an increase of 49.5% year-over-year.

●	Number of brand partners increased to 231 as of December 31, 2019, from 185 as of December 31, 2018.

●	Number of GMV brand partners increased to 222 as of December 31, 2019, from 178 as of December 31, 2018.

Fiscal Year 2019 Financial Highlights

●	Total net revenues were RMB7,278.2 million (US$1,045.4 million), an increase of 35.0% year-over-year.

●	Income from operations was RMB383.7 million (US$55.1 million), an increase of 7.8% year-over-year.

●	Non-GAAP income from operations was RMB460.4 million (US$66.1 million), an increase of 6.3% year-over-year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB281.3 million (US$40.4 million), an increase of 4.3% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB357.1 million (US$51.3 million), an increase of 3.2% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB4.85 (US$0.70) and RMB4.72 (US$0.68), respectively, compared with RMB4.76 and RMB4.51, respectively, for the fiscal year of 2018.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.16 (US$0.88) and RMB5.99 (US$0.86), respectively, compared with RMB6.11 and RMB5.79, respectively, for the fiscal year of 2018.

Fiscal Year 2019 Operational Highlights

●	Total GMV was RMB44,410.3 million, an increase of 50.9% year-over-year.

●	Distribution GMV was RMB3,849.5 million, an increase of 32.6% year-over-year.

●	Non-distribution GMV was RMB40,560.8 million, an increase of 52.9% year-over-year.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“We accomplished our 2019 objectives as reflected in the standout 35% revenue growth rate, the highest for our Company in the last four years, coupled with a record high increase in GMV and record net addition of new brand partners,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “We continued to strengthen our competitive position in 2019 through innovation, which allows us to adopt a more strategic, flexible, and responsive approach to the evolving e-commerce industry. Our strategy in 2020 remains unchanged as we prioritize high-quality growth, with enhanced emphasis on margin expansion, by driving further optimization of our brand portfolio and improving operational efficiency through digitalization and productization. Despite the global economic impact the outbreak of COVID-19 is having, China’s e-commerce sector continues to demonstrate tremendous resilience. We believe our strategy will ultimately yield more balanced and sustainable growth with operating profitability expansion.”

Mr. Robin Lu, Chief Financial Officer of Baozun commented, “Despite a loss in the fourth quarter related to a third-party warehouse fire currently estimated to be RMB45.5 million in the fourth quarter, we were able to sustain growth momentum in our bottom line for full year 2019. Excluding the impact from the fire-related loss, net income would have grown 21% year-over-year. In addition, we closed out the year with positive free cash flow which we believe is not only an indication of improving working capital efficiency but also a validation of our strategic focus on high-quality growth. With market turbulence from macroeconomic-uncertainties and the outbreak of COVID-19 increasing, we believe it is more essential than ever to accelerate the execution of our high-quality growth strategy which will support the scaling of our business in a more sustainable way. As things stand, provided the macroeconomic environment does not deteriorate further, we anticipate that our GMV for the first quarter of 2020 will grow by at least 10% when compared with the same period last year, and we reaffirm our expectation to achieve steady operating margin recovery for full year 2020.”

Fourth Quarter 2019 Financial Results

Total net revenues were RMB2,784.1 million (US$399.9 million), an increase of 26.4% from RMB2,201.9 million in the same quarter of last year.

Product sales revenue was RMB1,293.1 million (US$185.7 million), an increase of 32.6% from RMB975.4 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners, the increased popularity of brand partners’ products, and Baozun’s increasingly effective marketing and promotional campaigns.

Services revenue was RMB1,491.0 million (US$214.2 million), an increase of 21.6% from RMB1,226.6 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB2,588.2 million (US$371.8 million), compared with RMB1,972.2 million in the same quarter of last year.

●	Cost of products was RMB1,057.3 million (US$151.9 million), compared with RMB790.1 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue, especially for new brands acquired.

●	Fulfillment expenses were RMB665.3 million (US$95.6 million), compared with RMB512.0 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses, an increase in warehouse capacity to address additional growth opportunities, which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB648.0 million (US$93.1 million), compared with RMB543.7 million in the same quarter of last year. The increase was in line with GMV growth, which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB108.7 million (US$15.6 million), compared with RMB84.0 million in the same quarter of last year. The increase was in line with GMV growth, and the Company’s continuous efforts in investments in innovation and productization.

●	General and administrative expenses were RMB66.8 million (US$9.6 million), compared with RMB42.8 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff, as well as provision for allowance for doubtful accounts during the quarter.

●	Other operating loss was RMB42.1 million (US$6.0 million), compared with other operating income of RMB0.4 million in the same quarter of last year. The increase in other operating loss was mainly due to an operating loss of RMB45.5 million (US$6.5 million) relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

Income from operations was RMB195.9 million (US$28.1 million), compared with RMB229.8 million in the same quarter of last year. Operating margin was 7.0%, compared with 10.4% in the same quarter of last year.

Non-GAAP income from operations was RMB216.6 million (US$31.1 million), compared with RMB247.1 million in the same quarter of last year. Non-GAAP operating margin was 7.8%, compared with 11.2% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB140.9 million (US$20.2 million), compared with RMB188.2 million from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.42 (US$0.35) and RMB2.36 (US$0.34), respectively, compared with RMB3.29 and RMB3.17, respectively, in the same period of 2018.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB161.3 million (US$23.2 million), compared with RMB205.3 million from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.77 (US$0.40) and RMB2.71 (US$0.39), respectively, compared with RMB3.59 and RMB3.46, respectively, in the same period of 2018.

Fiscal Year 2019 Financial Results

Total net revenues were RMB7,278.2 million (US$1,045.4 million), an increase of 35.0% from RMB5,393.0 million in fiscal year 2018.

Product sales revenue was RMB3,422.2 million (US$491.6 million), an increase of 36.0% from RMB2,516.9 million in fiscal year 2018. The increase was primarily attributable to the acquisition of new brand partners, the increased popularity of brand partners’ products, and Baozun’s increasingly effective marketing and promotional campaigns.

Services revenue was RMB3,856.0 million (US$553.9 million), an increase of 34.1% from RMB2,876.2 million in fiscal year 2018. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB6,894.5 million (US$990.3 million), compared with RMB5,037.3 million in fiscal year 2018.

●	Cost of products was RMB2,774.3 million (US$398.5 million), compared with RMB2,034.9 million in fiscal year 2018, with the increase primarily due to higher costs associated with an increase in product sales revenue, especially for new brands acquired.

●	Fulfillment expenses were RMB1,678.2 million (US$241.1 million), compared with RMB1,262.3 million in fiscal year 2018. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses, an increase in warehouse capacity to address additional growth opportunities, which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB1,815.6 million (US$260.8 million), compared with RMB1,339.0 million in fiscal year 2018. The increase was in line with GMV growth and an increase in digital marketing services, which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB393.0 million (US$56.4 million), compared with RMB269.0 million in fiscal year 2018. The increase was in line with GMV growth, and the Company’s continuous efforts in investments in innovation and productization.

●	General and administrative expenses were RMB215.7 million (US$31.0 million), compared with RMB154.8 million in fiscal year 2018. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff, as well as provision for allowance for doubtful accounts during the year.

●	Other operating loss was RMB17.8 million (US$2.6 million), compared with other operating income of RMB22.7 million in fiscal year 2018. The increase in other operating loss was mainly due to an operating loss of RMB45.5 million (US$6.5 million) relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

Income from operations was RMB383.7 million (US$55.1 million), compared with RMB355.8 million in 2018. Operating margin was 5.3%, compared with 6.6 % last year.

Non-GAAP income from operations was RMB460.4 million (US$66.1 million), compared with RMB433.2 million in 2018. Non-GAAP operating margin was 6.3%, compared with 8.0% last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB281.3 million (US$40.4 million), an increase of 4.3% from RMB269.7 million in fiscal year 2018. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB4.85 (US$0.70) and RMB4.72 (US$0.68), respectively, compared with RMB4.76 and RMB4.51, respectively, for fiscal year 2018.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB357.1 million (US$51.3 million), an increase of 3.2% from RMB346.2 million in fiscal year 2018. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.16 (US$0.88) and RMB5.99 (US$0.86), respectively, compared with RMB6.11 and RMB5.79, respectively, for fiscal year 2018.

As of December 31, 2019, the Company had RMB1,988.5 million (US$285.6 million) in cash, cash equivalents and short-term investment, an increase from RMB513.9 million as of December 31, 2018.

Business Outlook

Based on the market and operational conditions, the Company expects total net revenues to be between RMB1,400 million and RMB1,450 million for the first quarter of 2020, which represents a year-over-year growth rate of 9% to 13%. The above forecast reflects the Company’s current and preliminary view, which is subject to substantial uncertainty as the COVID-19 situation in China and other countries is evolving.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Wednesday, March 18, 2020 (7:00 p.m. Beijing time on the same day)

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
U.S. Toll Free	+1-845-675-0437
Mainland China Toll Free	400-620-8038 or 800-819-0121
Hong Kong	+852-3018-6771
Passcode:	9184106#

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 p.m. Beijing Time, March 26, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode:	9184106#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, quotations from management in this announcement and the Company’s statement about its expectations for Company performance in the first quarter of 2020 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the impact on the Company’s businesses as a result of the COVID-19 pandemic, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	457,340	1,144,451	164,390
Restricted cash	56,074	382,359	54,922
Short-term investment	56,535	844,040	121,239
Accounts receivable, net	1,547,631	1,800,896	258,683
Inventories	650,348	896,818	128,820
Advances to suppliers	166,076	214,771	30,850
Prepayments and other current assets	286,149	387,713	55,691
Amounts due from related parties	32,270	19,323	2,776
Total current assets	3,252,423	5,690,371	817,371

Non-current assets
Restricted cash	69,441	-	-
Held-to-maturity investments	-	209,495	30,092
Investments in equity investees	33,974	37,373	5,368
Property and equipment, net	402,740	415,648	59,704
Intangible assets, net	132,393	151,041	21,696
Land use right, net	43,593	42,567	6,114
Right-of-use assets[1]	-	440,593	63,287
Goodwill	13,158	13,574	1,950
Other non-current assets	30,021	41,461	5,956
Deferred tax assets	38,081	54,477	7,825
Total non-current assets	763,401	1,406,229	201,992

Total assets	4,015,824	7,096,600	1,019,363

1 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Company adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	436,200	428,490	61,549
Accounts payable	886,340	877,093	125,987
Notes payable	26,770	210,693	30,264
Income tax payables	62,764	81,966	11,774
Accrued expenses and other current liabilities	322,668	581,122	83,473
Amounts due to related parties	13,994	6,796	976
Operating lease liabilities[1]	-	137,855	19,802
Total current liabilities	1,748,736	2,324,015	333,825

Long-term loan	68,753	1,859,896	267,157
Deferred tax liability	3,319	2,929	421
Operating lease liabilities[1]	-	309,989	44,527
Total non-current liabilities	72,072	2,172,814	312,105

Total liabilities	1,820,808	4,496,829	645,930

Redeemable non-controlling interests	-	9,254	1,329

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 174,918,929 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	98	107	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	2,014,227	289,326
Retained earnings	244,712	526,009	75,555
Accumulated other comprehensive income	29,222	28,380	4,077
Total Baozun Inc. shareholders' equity	2,177,543	2,568,731	368,975

Noncontrolling interests	17,473	21,786	3,129
Total equity	2,195,016	2,590,517	372,104

Total liabilities, redeemable non-controlling interests and shareholders' equity	4,015,824	7,096,600	1,019,363

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	975,395	1,293,079	185,739	2,516,862	3,422,151	491,561
Services	1,226,552	1,491,048	214,176	2,876,175	3,856,041	553,886
Total net revenues	2,201,947	2,784,127	399,915	5,393,037	7,278,192	1,045,447

Operating expenses (1)
Cost of products	(790,131)	(1,057,311)	(151,873)	(2,034,852)	(2,774,342)	(398,509)
Fulfillment	(511,967)	(665,322)	(95,568)	(1,262,302)	(1,678,191)	(241,057)
Sales and marketing (2)	(543,658)	(647,972)	(93,075)	(1,338,970)	(1,815,642)	(260,801)
Technology and content	(83,995)	(108,687)	(15,612)	(268,973)	(392,951)	(56,444)
General and administrative	(42,794)	(66,802)	(9,596)	(154,845)	(215,660)	(30,978)
Other operating income (loss), net	370	(42,098)	(6,047)	22,678	(17,753)	(2,550)
Total operating expenses	(1,972,175)	(2,588,192)	(371,771)	(5,037,264)	(6,894,539)	(990,339)
Income from operations	229,772	195,935	28,144	355,773	383,653	55,108
Other income (expenses)
Interest income	1,415	13,147	1,888	8,017	42,614	6,121
Interest expense	(4,897)	(19,973)	(2,869)	(13,058)	(61,316)	(8,807)
Impairment loss of investments	(7,497)	(9,021)	(1,296)	(9,021)	(9,021)	(1,296)
Exchange gain (loss)	1,279	(3,452)	(496)	(5,991)	(7,663)	(1,101)
Income before income tax	220,072	176,636	25,371	335,720	348,267	50,025
Income tax expense (3)	(31,936)	(37,961)	(5,453)	(64,953)	(71,144)	(10,219)
Share of income (loss) in equity method investment, net of tax of nil	312	3,624	521	(996)	4,768	685
Net income	188,448	142,299	20,439	269,771	281,891	40,491
Net income attributable to noncontrolling interests	(205)	(1,425)	(205)	(59)	(594)	(85)
Net income attributable to ordinary shareholders of Baozun Inc.	188,243	140,874	20,234	269,712	281,297	40,406

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	1.10	0.81	0.12	1.59	1.62	0.23
Diluted	1.06	0.79	0.11	1.50	1.57	0.23
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	3.29	2.42	0.35	4.76	4.85	0.70
Diluted	3.17	2.36	0.34	4.51	4.72	0.68
Weighted average shares used in calculating net income per ordinary share
Basic	171,399,524	174,763,688	174,763,688	169,884,906	173,937,013	173,937,013
Diluted	178,026,070	178,703,772	178,703,772	179,327,029	178,932,010	178,932,010

Net income	188,448	142,299	20,439	269,771	281,891	40,491
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,022	9,174	1,318	19,227	(88)	(13)
Comprehensive income	189,470	151,473	21,757	288,998	281,803	40,478

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	2,174	2,406	346	5,831	9,839	1,413
Sales and marketing	6,509	6,048	869	28,346	22,209	3,190
Technology and content	2,367	1,588	228	13,445	9,817	1,410
General and administrative	5,853	10,244	1,471	28,240	33,318	4,786
	16,903	20,286	2,914	75,862	75,183	10,799

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended December 31, 2018 and 2019. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB1.6 million for the year ended December 31, 2018 and 2019, respectively.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended December 31, 2018 and 2019. Including income tax benefits of RMB0.4 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2018 and 2019, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	229,772	195,935	28,144	355,773	383,653	55,108
Add: Share-based compensation expenses	16,903	20,286	2,914	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	391	391	56	1,564	1,564	225
Non-GAAP income from operations	247,066	216,612	31,114	433,199	460,400	66,132

Net income	188,448	142,299	20,439	269,771	281,891	40,491
Add: Share-based compensation expenses	16,903	20,286	2,914	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	391	391	56	1,564	1,564	225
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)	(392)	(392)	(56)
Non-GAAP net income	205,644	162,878	23,395	346,805	358,246	51,459

Net income attributable to ordinary shareholders of Baozun Inc.	188,243	140,874	20,234	269,712	281,297	40,406
Add: Share-based compensation expenses	16,903	20,286	2,914	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	199	199	29	796	796	114
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)	(200)	(200)	(29)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	205,295	161,309	23,170	346,170	357,076	51,290

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	3.59	2.77	0.40	6.11	6.16	0.88
Diluted	3.46	2.71	0.39	5.79	5.99	0.86
Weighted average shares used in calculating net income per ordinary share
Basic	171,399,524	174,763,688	174,763,688	169,884,906	173,937,013	173,937,013
Diluted	178,026,070	178,703,772	178,703,772	179,327,029	178,932,010	178,932,010